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Salons And Studios

Commercial Space

2421 Coral Court
Coralville, IA 52241
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Salons And Studios is seeking investment to finish buildout of fully book our newest location in Coralville.
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Why Us?

Salons And Studios (Salons) exists to provide 100% customized, fully furnished suite rentals to licensed beauty and wellness professionals

Salons develops real estate suites to sublet personalized, furnished studios to licensed, beauty and wellness small business owners.

Salons believes in individuals. These individual owners personalize their own room to fit their small business and reach their clients. The individual owners have the freedom to make their own decisions and can come together when mutually beneficial.

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What's Next?

There are currently four locations, in order of founding:

2225 West 53rd Street, Davenport, Iowa

3545 Middle Road, Bettendorf, Iowa

4610 Utica Ridge Road, Davenport, Iowa

2421 Coral Court #3, Coralville, Iowa

It is the goal of Salons to expand into the following municipalities with occupancy:

2024 – North Liberty, Iowa

2025 – Hiawatha

2026 – Marion plus one additional Cedar Rapids suburb

2025 – West Des Moines, Clive

2026 – Johnston, Ankeny, Ames

Targets: Quad City CSA Iowa City/Cedar Rapids CSA Des Moines CSA

Coralville Services: What's Included?

Single, Double and Triple suites available...work alone or with friends

Leases available for licensed hair, skin, nail, massage, chiropractor professionals.

High end commercial finishes with sound absorption as the focus.

All rooms are customized to you and fully furnished, regardless of services.

Access is 24/7

Fully monitored security system, hallway security cameras and commercial grade locks

All utilities included

Unlimited, fiber internet...stream a TV in your suite if you want

Free laundry for business use

Significant parking lot for ample client and Owner parking

Ability to sublet at no additional cost

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CORALVILLE BROCHURE
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EXAMPLE STUDIO
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THE TEAM
Mark Snyder
Founder & CEO of Salons & Studios
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment & Studio Build Outs $27,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$488,800	$537,680	$564,564	$592,791	$610,574
Cost of Goods Sold	$12,220	$13,442	$14,114	$14,819	$15,263
Gross Profit	$476,580	$524,238	$550,450	$577,972	$595,311

EXPENSES

Rent	$245,472	$245,472	$245,472	$245,472	$245,472
Internet	$2,400	$2,400	$2,400	$2,400	$2,400
Energy Utility	$8,671	$8,887	$9,109	$9,336	$9,569
Water Utility	$2,633	$2,698	$2,765	$2,834	$2,904
Property Tax	$38,355	$38,355	$38,355	$38,355	$38,355
Capital Reserves	$7,500	$7,500	$7,500	$7,500	$7,500
Room Builds	$7,000	$7,000	$7,000	$7,000	$7,000
Professional Fees	$4,360	$4,360	$4,360	$4,360	$4,360
Other Miscellaneous	$9,350	$9,350	$9,350	$9,350	$9,350
Operating Profit	$150,839	$198,216	$224,139	$251,365	$268,401

This information is provided by Salons And Studios. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
Business Plan 2023.pdf
Salons And Studios Coralville Investment White Paper 2023.pdf
Coralville Projections.pdf
Investment Round Status
Target Raise $30,000
Maximum Raise $60,000
Amount Invested $0
Investors 0
Investment Round Ends July 7th, 2023
Summary of Terms
Legal Business Name Salons And Studios Coralville LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 2.5%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
Other outstanding debt or equity

As of April 2023, Salons And Studios has less than $$25,000 of debt for our LOC. This debt is sourced from IH Mississippi Valley Credit Union and will be senior to any investment raised on Mainvest. In addition to the Salons And Studios's outstanding debt and the debt raised on Mainvest, Salons And Studios may require additional funds from alternate sources at a later date.

No operating history

Salons And Studios was established in June 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Salons And Studios forecasts the following milestones:

Of the 32 salon suites, achieve full occupancy by July 2023, which is based on our three other locations.

There are 18 signed lease agreements since completing construction in January 2023. This equates to 1 new renter per week.

With our expenses fixed regardless of the number of renters, our breakeven number of salon suites rented is 24.

This occupancy yields $488,800 in revenue.

Profit from after full occupancy will be $149,055.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Salons And Studios's fundraising. However, Salons And Studios may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Salons And Studios to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Salons And Studios operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Salons And Studios competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Salons And Studios's core business or the inability to compete successfully against the with other competitors could negatively affect Salons And Studios's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Salons And Studios's management or vote on and/or influence any managerial decisions regarding Salons And Studios. Furthermore, if the founders or other key personnel of Salons And Studios were to leave Salons And Studios or become unable to work, Salons And Studios (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Salons And Studios and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Salons And Studios is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Salons And Studios might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Salons And Studios is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Salons And Studios

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Salons And Studios's financial performance or ability to continue to operate. In the event Salons And Studios ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Salons And Studios nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Salons And Studios will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Salons And Studios is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Salons And Studios will carry some insurance, Salons And Studios may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Salons And Studios could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Salons And Studios's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Salons And Studios's management will coincide: you both want Salons And Studios to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Salons And Studios to act conservative to make sure they are best equipped to repay the Note obligations, while Salons And Studios might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Salons And Studios needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Salons And Studios or management), which is responsible for monitoring Salons And Studios's compliance with the law. Salons And Studios will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Salons And Studios is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Salons And Studios fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Salons And Studios, and the revenue of Salons And Studios can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Salons And Studios to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Salons And Studios. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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